Exhibit 99.1

February 14, 2025

To whom it may concern:

Company Name	SYLA Technologies Co., Ltd.
Representative	Chairman & CEO
Hiroyuki Sugimoto
(Code: SYT, NASDAQ)
Inquiries	IR/PR Group Takeshi Fuchiwaki
(Tel. 03-4560-0663)

Notice Regarding Approval of Share Exchange Agreement at Extraordinary General Meeting of Shareholders

At the extraordinary general meetings of shareholders held today by SYLA Technologies Co., Ltd. (the “Company”) and CUMICA CORPORATION (“CUMICA”), the proposal for the approval of the share exchange agreement regarding the share exchange between the Company and CUMICA, under which CUMICA will become the wholly owning parent company and the Company will become the wholly owned subsidiary (the “Share Exchange”), was approved as originally proposed.

As a result, the Share Exchange is scheduled to take effect on June 1, 2025, and the Company’s American Depositary Shares (“ADS”) are scheduled to be delisted on May 29, 2025 (U.S. time).

The procedures for shareholders and ADS holders regarding this Share Exchange are as follows. Please review the details (available from February 17, 2025).

https://syla-tech.jp/en/share-exchange

For further details regarding the Share Exchange, please refer to the notice titled “Notice of Execution of Share Exchange Agreement Related to Management Integration of CUMICA Corporation and SYLA Technologies Co., Ltd., Change of Trade Name, and Partial Amendment of Articles of Incorporation,” dated December 2, 2024.

(Reference) Upcoming Schedule

Last Trading Date of ADS	May 28, 2025 (U.S. time) (scheduled)
ADS Delisting Date	May 29, 2025 (U.S. time) (scheduled)
Effective Date of the Share Exchange	June 1, 2025 (scheduled)

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